WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050



February 17, 2005

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

SUPPL



Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on February 16, 2005.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

Issued: 16 February 2005

B Share Dividend

A non-cumulative preferential dividend of 1.3121 pence per B Share for the six months ending 25 March 2005 will be paid on 29 March 2005 to holders of B Shares whose names are on the Register of Members of Marks and Spencer Group plc at the close of business on 25 February 2005.

Shareholders will be given the opportunity to elect to redeem their B Shares at 70 pence per share on 29 March 2005.

For further information, please contact:

Helen Baker
Tel. 020 7268 2867